EXHIBIT 8.1

November 22, 2005

Popular, Inc.,

Popular	Center Building,

209 Muñoz Rivera Ave

Hato Rey, Puerto Rico 00918

Ladies and Gentlemen:

As United States tax counsel to Popular, Inc. (the “Company”) in connection with the registration under the Securities Act of 1933 of 12,075,000 shares of the Company’s common stock, par value of $6 per share, pursuant to the two prospectuses which form a part of the Registration Statement of the Company to which this opinion is filed as an exhibit, we hereby confirm to you that the discussion set forth under the heading “United States Taxation” therein is our opinion, subject to the limitations set forth therein.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,